PACIFIC RIM MINING CORP.
#410 – 625 Howe Street,
Vancouver, B.C. V6C 2T6

INFORMATION CIRCULAR
(Containing information as at August 7, 2003)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of PACIFIC RIM MINING CORP. (the "Company") to the shareholders of the Company (“Members”) for use at the Annual General Meeting of Members of the Company (and any adjournment thereof) to be held on Wednesday, October 8, 2003, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees or proxy agent of the Company at nominal cost. All costs of solicitation by management will be borne by the Company. The contents and the sending of this Information Circular have been approved by the Directors of the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of Proxy are the President and the Chairman of the Company. A MEMBER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT THE MEMBER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of Proxy is received by Computershare Trust Company of Canada, at Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Fax: within North America 1-866-249-7775 and outside North America 1-416-263-9524) not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.

A Member who has given a Proxy may revoke it by an instrument in writing executed by the Member or by such Member’s attorney authorized in writing or, where the Member is a company or association, by a duly authorized officer or attorney of that company or association, and delivered to the registered office of the Company, #2300 Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1, at any time up to and including the last business day preceding the day of the meeting, or if adjourned, any reconvening thereof, or to the Chairman of the meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL BE VOTED FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS AS STATED UNDER THOSE HEADINGS IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The shares represented by properly executed proxies (if executed in favour of management nominees and properly deposited prior to the Meeting) will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES ARE SPECIFIED BY THE MEMBER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter that may be presented to the meeting.

Special Instructions for Voting by Non-Registered Holders

Only registered Members or their duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Management Information Circular, the Form of Proxy and related documents together with the 2003 Annual Report containing the year end audited financial statements (collectively the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless in the case of certain proxy related materials, a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders with a request for voting instruction form and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the Non-Registered Holder the right to attend the Meeting and vote in person. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.

Only registered Members have the right to revoke a Proxy. Non-Registered Holders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set out above.

The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services (“ADP”). ADP typically applies a special sticker to the proxy forms, mails those forms to the Non-Registered Holders and asks Non-Registered Holders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Non-Registered Holder receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted. All references to members in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to members of record unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:                    1,000,000,000 common shares without par value
Issued and Outstanding:              78,528,594 common shares without par value

Each holder of common shares of the Company at the close of business on August 21, 2003 (the "Record Date") who either personally attend the meeting or who have completed and delivered a form of Proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting.

On a show of hands, every individual who is present as a member, or as a representative of one or more corporate members, will have one vote (no matter how many shares he holds). On a poll, every member present in person or represented by a proxy and every person who is a representative of one or more corporate members will have one vote for each common share registered in the name of the member on the list of members, which is available for inspection during normal business hours at Computershare Trust Company of Canada and will be available at the meeting. As used herein, the term “member” refers only to registered shareholders of the Company.

To the knowledge of the directors and senior officers of the Company, the following are the names of the only shareholders who are known to the Company to own beneficially, directly or indirectly, or exercise control or direction over, more than 10% of the common shares of the Company as at August 18, 2003:

Name and Address	No. of Common Shares	Percentage of Common Shares
Kinross Gold	17,606,049	22.4%
Corporation(1)
Toronto, Ontario

(1) As disclosed in Kinross Gold Corporation’s 2003 Information Circular, to the knowledge of Kinross Gold Corporation’s directors and officers, there are no persons who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of its outstanding common shares.

ELECTION OF DIRECTORS

The Board of Directors presently consists of seven directors. The Board of Directors has fixed the number of directors at seven for the ensuing year.

The term of office of each of the present directors expires at the Annual General Meeting. The persons named below will be presented for election at the meeting as management's nominees and the persons named in the accompanying form of Proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or in accordance with the provisions of the Company Act (British Columbia).

Pursuant to Section 111 of the Company Act (British Columbia), Advance Notice of the Annual General Meeting was published in the Vancouver Sun newspaper on August 12, 2003.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

	Principal Occupation and, If Not	Previous Service
Name, Position held and	at Present an Elected Director,	as a Director	Number
Country of Residence(1)	Occupation During the Past Five Years(1)	of the Company	of Shares(2)

Catherine McLeod-	Director and officer of Pacific Rim	Since	658,100
Seltzer	Mining Corp. since 1997. Director of	April 11, 2002(3)
President and Director	the following publicly traded companies:
Canada	Corriente Resources Inc., Miramar
Mining Corporation, Silver Standard
Resources, Bear Creek Mining
Corporation and Stornoway Ventures
Ltd.

Thomas Shrake(5)	Director and officer of Pacific Rim	Since	77,100
Chief Executive Officer	Mining Corp. since 1997. 1993 to 1996	April 11, 2002(3)
and Director	Vice President Exploration for Gibraltar
U.S.A.	Mines Limited.

	Principal Occupation and, If Not	Previous Service
Name, Position held and	at Present an Elected Director,	as a Director	Number
Country of Residence(1)	Occupation During the Past Five Years(1)	of the Company	of Shares(2)

Anthony J. Petrina(5)(6)	Retired. Chairman of Pacific Rim	Since	Nil
Director	Mining Corp. from 1997 to April 2002.	April 11, 2002(3)
Canada	Director Bear Creek Mining Corporation
since April 2003. Director and Chair of
Miramar Mining Corp. since January
1995. Director TimberWest Forest
Corp. since June 1997.

William Myckatyn (4)(5)	President, Chief Executive Officer,	Since	54,360
Chairman and Director	Chairman and Director of Dayton	April 11, 2002(3)
Canada	Mining Corporation from June 1998 to
April 2002. Director of First Point
Minerals Corp. since February 1999.

Robert M. Buchan(4)	Chairman, Chief Executive Officer and	Since	Nil
Director	Director of Kinross Gold Corp. since	April 11, 2002(3)
Canada	1993. Director of Dayton Mining
Corporation from April 2000 to April
2002.

David K. Fagin(4)(6)	Investor; Director and Chairman of	Since	Nil
Director	Western Exploration and Development	April 11, 2002(3)
U.S.A.	Ltd. 1997 to 2000. Director of Dayton
Mining Corporation from June 1998 to
April 2002. Director, Golden Star
Resources Ltd., 1992 to present. Director
of various mutual funds of T.Rowe Price
Group (a mutual fund company) 1987 to
present.

Paul B. Sweeney (6)	Vice President and Chief Financial	Since	Nil
Director	Officer of Canico Resource Corp. since	July 2003
Canada	February 2002. CFO and Corporate
Secretary of Manhatten Minerals Corp.
from 1999 to May 2001. VP Finance
and CFO of Sutton Resources from
February 1998 to March 1999. Director
of Pan American Silver since August
1999.

(1)	The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)
The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)
April 11, 2002, was the effective date of the amalgamation of Dayton and PacRim; Buchan, Fagin, McLeod and Myckatyn were former directors of Dayton and McLeod, Myckatyn, Petrina and Shrake were former directors of PacRim.

(4)	Denotes member of Compensation Committee.
(5)	Denotes member of Environmental Committee.
(6)	Denotes member of Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

For the three most recently completed financial years ended April 30, 2003, April 30, 2002 (four months), December 31, 2001 and December 31, 2000, in respect of the Chief Executive Officer (“CEO”) and for each of the Company’s four most highly compensated executive officers as at April 30, 2003 (other than the CEO), whose total salary and bonus exceeds Cdn.$100,000, and any other additional individuals for whom disclosure would have been provided but for the fact that the individual was no longer an executive officer as at April 30, 2003 (the "Named Executive Officers"), the annual and long-term compensation and bonus is set out below. Effective April 11, 2002 Dayton Mining Corporation (“Dayton”) and Pacific Rim Mining Corp. (PacRim”) (Dayton and PacRim collectively referred to as the “Predecessor Companies”) amalgamated to form the Company. Each shareholder of Dayton received 1.76 shares of the Company for each share held and each shareholder of PacRim received one share of the Company for each share held. Outstanding stock options were converted on the same basis. The amounts include amounts paid by Predecessor Companies. Stock options granted by Dayton are shown as options of the Company converted on the basis of 1.76 for each option granted. The Company changed its financial year end from December 31 to April 30 in the 2002 year. (Note: All dollar amounts are in Canadian currency and US amounts have been converted using an exchange rate of $1.52 Canadian for each $1 US).

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary (Cdn.$)	Bonus ($)	Other Annual Compensa- tion ($)	Securities under Options granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensa- tion(1) (Cdn.$)
SHRAKE(2), Thomas Chief Executive Officer and Director	2003 2002 2001 2000	$190,000 $63,333 $190,000 $190,000	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil 420,000 387,000 Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
MCLEOD- SELTZER(3), Catherine President and Director	2003 2002 2001 2000	$132,383 $47,000 $141,000 $141,000	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil 420,000 441,000 35,200	Nil Nil Nil Nil	Nil Nil Nil Nil	$5,884 $235 Nil Nil
NORMAN, F.John Chief Financial Officer(4)	2003 2002 2001 2000	$127,083 $40,000 $100,833 $61,870	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil 130,000 Nil 79,200	Nil Nil Nil Nil	Nil Nil Nil Nil	$6,595 $3,576 $7,554 $540

(1)	These amounts include benefits and contributions made by the Company on behalf of the Named Executive Officers to a retirement compensation arrangement and/or a group or individual RSP.
(2)	CEO and Director of PacRim since 1997.
(3)	President and Director of PacRim since 1997.
(4)	Controller of Dayton since 2000 and Chief Financial Officer of Pacific Rim Mining Corp. since August of 2002.

Options Granted in Financial Year Ended April 30, 2003

None of the Named Executive Officers were granted stock options during the most recently completed financial year.

Aggregated Option Exercises in Last Financial Year and
Financial Year-End Option Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year ended April 30, 2003, if any, by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized (Cdn.$)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End (Cdn.$)(2) Exercisable/ Unexercisable
Thomas Shrake	Nil	Nil	738,000/269,000	$29,670/$14,835
Catherine McLeod- Seltzer	Nil	Nil	897,200/287,000	$33,810/$16,905
F. John Norman	Nil	Nil	165,867/43,333	$0/$0

(1)
Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on The Toronto Stock Exchange (the “TSX”) on April 30, 2003 of Cdn.$0.405 less the exercise price of any in-the-money stock options.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for Directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

Mr. Thomas Shrake, Chief Executive Officer, has employment agreements dated February 14, 1997 with the Company and one of its wholly owned subsidiaries respecting his employment, pursuant to which Mr. Shrake receives an annual salary of US$125,000 and regular benefits. The agreements provide that in the event that Mr. Shrake’s employment is terminated for reasons other than just cause, Mr. Shrake will be entitled to receive a severance package comprising a payment equal to 12 months salary plus one month’s salary for each year of completed service after one year to a maximum total of 24 months salary, together with benefits for the severance period. In addition Mr. Shrake would be entitled to exercise all incentive stock options held by him up to the close of business on the 30th day following termination.

Ms. Catherine McLeod-Seltzer, President of the Company, has an employment agreement with the Company dated September 15, 1997, as amended, pursuant to which she receives an annual salary of Cdn$141,000 plus reimbursement of general expenses not to exceed Cdn.$2,000 per month and regular benefits. The agreement provides that in the event the Company terminates Ms. McLeod-Seltzer’s employment for reasons other than just cause, Ms. McLeod-Seltzer will be entitled to receive a severance package comprising a payment equal to 18 months salary plus one month’s salary for each year of completed service after August 1, 1997 to a maximum total of 24 months salary, together with benefits for the severance period. In addition, Ms. McLeod-Seltzer would be entitled to exercise all incentive stock options held by her at the time of such termination up to the last day of the last day of business of the term of any share option agreement.

Mr. F. John Norman, Chief Financial Officer of the Company, has an employment agreement with the Company dated August 15, 2002, pursuant to which he receives an annual salary of

Cdn.$130,000 and regular benefits. The agreement provides that in the event the Company terminates Mr. Norman’s employment for reasons other than just cause he will be entitled to a severance package comprising a payment equal to 12 months salary on a change of control or six months salary for any other termination event, together with benefits or an amount equal to the value of the benefits for the severance period. Mr. Norman will have 30 days from the date of termination to exercise any vested incentive stock options held by him at the time of termination.

Composition of the Compensation Committee

The Compensation Committee of the Board of Directors of the Company was appointed after the Company’s last Annual General Meeting of Members on October 10, 2002, and is composed of three directors Messrs. William Myckatyn, Robert Buchan and David K. Fagin, none of whom are or were during the most recently completed financial year an executive officer or employee of the Company or any of its subsidiaries. Mr. Myckatyn is the non-executive Chair of the Company’s Board of Directors and prior to the April 11, 2002 amalgamation was the Chief Executive Officer and an employee of Dayton. Mr. Buchan is an officer of Kinross, a company that holds more than 20% of the Company’s issued and outstanding shares.

Report on Executive Compensation

The Company’s executive compensation is set by management and is subject to the review and recommendations of the Compensation Committee. Executive compensation is determined by the level of responsibility and importance of the position to the Company, as well as past performance and the stage of development of the Company.

Base Salaries

Base salaries for the Company’s CEO and President were set in 1997 at levels competitive with the base salaries paid by companies of a comparable size and with operations at approximately the same stage of development in the mining industry. Compensation as a whole for the Named Executive Officers consists of a base salary, regular benefits and a longer term incentive in the form of stock options. The Compensation Committee and the Board approve employment agreements for the Company’s executives. The past six years have been difficult for many companies in the gold sector and the compensation package of the President and Chief Executive Officer places emphasis upon the performance of the Company. While base salary is determined largely by reference to market conditions, stock options provide the opportunity to align the compensation of the Company’s management with the Company’s performance and reward executives for their long term commitment and contribution to the Company.

Stock Options

The Company grants stock options under its 2002 Option and Bonus Plan (“2002 Plan”), which was established in accordance with the policies of the TSX and the American Stock Exchange (“AMEX”) and approved by shareholders on October 10, 2002 in general meeting. The granting of stock options by the Board enables the Company to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance. The Compensation Committee reviews management’s recommendations for grants and makes its recommendation to the Board for final determination by the Board. Individual option grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Company. Options may be granted to directors, employees or consultants of the Company, a subsidiary or an affiliate (“eligible parties”) under the terms of the Plan on conditions as may be determined by the Board.

The number of stock options that may be granted by the Company is limited by the terms of the 2002 Plan and may be granted for terms of up to 10 years. Current outstanding stock options have five year terms and are exercisable at the market price of the Company's common shares on the date of grant (determined under the 2002 Plan as the closing price on the day prior to the grant). All current outstanding options vest as to one-third at the time of grant and one-third on each of the following two anniversaries of the grant.

The foregoing report dated August 7, 2003, has been furnished by the Compensation Committee. The Compensation Committee members are William Myckatyn, David Fagin and Robert Buchan

Performance Graph

Effective April 11, 2002 Dayton and PacRim amalgamated to form the Company. On April 15, 2002 the Company’s shares commenced trading on the TSX. The chart below compares the yearly percentage change in the cumulative total shareholder return on the Company's common shares against the cumulative total shareholder return of the S&P/TSX Composite Index (also known as the TSE 300 Index). The share price of Dayton as the predecessor company is used prior to April 2002.

The following graph assumes an initial investment of Cdn.$100 in the Company’s common shares and in the Index on December 31, 1998, and that dividends, if any, were reinvested.

Five-Year Cumulative Return on $100 Investment
December 31, 1998 – April 30, 2003

Compensation of Directors

Except for the grant of stock options, the Company does not compensate its directors for their services. Directors are reimbursed for their travel and other ancillary expenses incurred by them in attending board and committee meetings.

During the most recently completed financial year ended April 30, 2003, none of the Company’s directors were granted stock options by the Company.

The following table sets forth details of all exercises of stock options, if any, during the most recently completed financial year ended April 30, 2003 by directors who are not Named Executive Officers of the Company, and the financial year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)	Unexercised Options at Financial Year- End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End (Cdn.$)(2) Exercisable/ Unexercisable
Directors who are not Named Executive Officers (5 persons)	Nil	Nil	2,650,535/246,665	$16,867/$8,433

(1)	Number of common shares of the Company acquired on the exercise of stock options.
(2)
Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX on April 30, 2003 of Cdn.$0.405 less the exercise price of any in-the-money stock options.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

At any time during the Company's last completed financial year, no director, executive officer or senior officer of the Company, proposed management nominee for election as a director of the

Company or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board believes that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting shareholders’ interests and maximizing shareholder value.

The Company is listed on the TSX and is required to describe its practices and policies with regards to corporate governance with specific reference to the TSX guidelines on an annual basis by way of a corporate governance statement contained in the company’s annual report or information circular. The Company is also listed on AMEX and additionally complies as necessary with the rules and guidelines of AMEX as well as the United States Securities and Exchange Commission (“SEC”). The Company review its governance practices on an ongoing basis to ensure it is in compliance. The Company is preparing to comply with applicable new and revised rules and regulations, introduced pursuant to the Sarbanes-Oxley Act in the United States, by the SEC and AMEX, as well as changes arising from discussions between the TSX and Ontario Securities Commission, within the timeframes specified as the revisions and new requirements come into effect.

The Board

The Company’s Board of Directors (the “Board”) is responsible for supervising the conduct of the Company’s affairs and the management of its business. The Board’s mandate is to set long-term goals and objectives for the Company to formulate the plans and strategies necessary to achieve those objectives and to supervise and offer guidance to the Company’s senior management in their implementation. Although the Board has delegated to senior management personnel the responsibility for managing the day-to-day affairs of the Company the Board is ultimately responsible for all matters relating to the Company and its business.

The Board expects management to efficiently implement its strategic plans for the Company in a professional, competent and ethical manner, to keep the Board fully apprised of its progress in doing so and to be fully accountable to the Board in respect to all matters for which it has been assigned responsibility.

In addition to matters, which must by law or pursuant to the constating documents of the Company be approved by the Board, all matters of strategic importance to the Company are referred to the Board for prior review and approval. Any material expenditures or legal commitments, including without limitation debt or equity financings, acquisitions and divestitures by the Company, financial statements and major disclosure documents are subject to prior approval by the Board. The Board holds meetings on a regular basis to review the Company’s strategy as well as to consider and approve particular matters.

The Company’s Board for the coming year will be comprised of seven directors. The Board will consist of four unrelated directors in Messrs. Myckatyn, Petrina , Fagin and Sweeney. The position of Chairman of the Board of the Company is separate from that of the CEO. The incumbent Chairman is not a member of the Company’s management. (See TSX guidelines 2 – 5 and responses stated below.)

Board Committees

The only committees of the Board presently consist of an Audit Committee, a Compensation Committee and an Environmental Committee. The TSX guidelines recommend that board committees be composed exclusively of outside directors (non-management directors) the majority of which are unrelated Directors. AMEX rules require all committee directors to be outside directors.

- Audit Committee
The Audit Committee is currently composed of three outside directors, Messrs. Fagin, Sweeney and Petrina, none of which are employees or officers and all of which are unrelated. All members of the Audit Committee are financially literate. Both Mr. Fagin and Mr. Sweeney are financial experts, as defined under the SEC rules. Mr. Fagin is the Chair of the Audit Committee. Under its Terms of Reference the Audit Committee is authorized to review and approve the financial statements of the Company and the overall scope and results of the audit and internal financial controls of the Company. The Audit Committee communicates with the external auditors and meets with them at least once a year. The Audit Committee endeavours to meets at least on a quarterly basis.

- Compensation Committee
The Compensation Committee is composed of Messrs. Myckatyn, Buchan and Fagin, three outside directors the majority of which are unrelated. The overall purpose of the Compensation Committee is to make recommendations to the Board for human resources and compensation policies and to implement and oversee same if the Board approves the recommendations for the Company.

- The Environmental Committee
The Environmental Committee is composed of Messrs. Shrake, Myckatyn and Petrina, a majority of outside directors, and has the responsibility for reviewing the Company’s’ environmental policy and for ensuring the Company’s operations are operated in a manner consistent with the environmental policy and also for ensuring the Company’s operations are run in a manner that does not unduly expose its employees to unnecessary risk of accident or death.

- Other
The Board may from time to time appoint a special committee of one or more directors which committee may engage an outside advisor at the Company’s expense in order to assist the committee in fulfilling its responsibilities.

Shareholder Feedback and Concerns

The Company is dedicated to the maintenance of good shareholder relations and attempts to deal with any expressed concerns of shareholders in an effective and timely manner. The Company employs a Vice-President of Investor Relations to monitor and promptly address shareholder concerns in an expeditious and informal manner. If any material issues of concern arise the Board of Directors is informed and provides direction for action as needed.

The following sets out the TSX’s 14 guidelines in italics and states the Company’s current corporate governance practices:

1.     The board should explicitly assume responsibility for the stewardship of the corporation and specifically for a) the adoption of a strategic planning process; b) the identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks; c) succession planning, including appointing, training and monitoring senior management; d) a communications policy for the corporation; e) the integrity of the corporations internal control and management information systems.

a) The Board has adopted a policy to delegate to management the development of the strategic plan while acting as a resource and contributing ideas. The Board then reviews and adopts the strategic plan.

b) Management identifies the principal business risks of the Company including those related to gold and currency fluctuations, regulatory, environmental and safety issues and insurance coverage and implements internal control systems to monitor the principal risks and reports to the Board on a regular basis.

c) Due to the smaller size of the Company and cost reduction strategies the Board does not have in place programs for succession planning or training of senior management. The Board engages management personnel with related experience as required. The Company has a small management team the performance of which is reviewed periodically by the Board. Based on management appraisals the Compensation Committee periodically reviews and makes recommendations to the board concerning compensation and employee development.

d) The Board has adopted a corporate disclosure policy and a disclosure committee to ensure the Board is kept informed of material concerns and accurate and timely communications are made by the Company to its shareholders.

e) Management designs and implements the Company’s internal control and management information systems which are monitored by the audit committee and disclosure committee on behalf of the Board.

2.     The Board should be constituted with a majority of individuals who qualify as “unrelated” directors, and the Board should disclose if the Corporation has a significant shareholder and how the Board reflects the interests of the shareholders other than the significant shareholder.

The Board has fixed the number of directors at seven of whom four are unrelated. The TSX guidelines define a “significant shareholder” as a shareholder with the ability to exercise a majority of the votes for the election of the board of directors. The Company does not have any “significant shareholders” under this definition.

3.     The Board should disclose on an annual basis whether the Board has a majority of unrelated directors with an analysis of how this conclusion was reached.

The Board annually makes a self-evaluation of its composition and contribution of its members in order to increase its effectiveness. The Board is of the opinion that it is well constituted with an appropriate mix of expertise. The Board has fixed its number of directors at seven with a majority of unrelated directors pursuant to TSX guidelines. The Board conducted an analysis of its composition based on both the requirements of the TSX and AMEX. It concluded that the Company’s President and Chief Executive Officer of the Company, as members of the Board are related. Mr. Myckatyn as the non-executive Chair of the Board is for the purposes of the TSX definition unrelated and under AMEX rules is considered related as during the past three years he was an employee earning more than US$60,000 per annum. Mr. Buchan is not a member of management however his senior position with Kinross, a company owning more than 20% of the Company’s issued shares and to which the Company owes US$1.8 million in connection with the Denton-Rawhide property, and the SEC definition of ‘affiliate’ and ‘independent’ has resulted in the Board considering him as related. Messrs. Fagin, Petrina and Sweeney are considered to be unrelated under both TSX guidelines and AMEX rules as they are independent of management and free of any interest or other business relationships that may interfere with the director’s ability to act in the best interests of the Company.

4.     The Board should appoint a committee of directors composed exclusively of outside (i.e. non-management) directors, a majority of whom are unrelated with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.

The Company does not have a nominating committee for directors. The Board is responsible for selection and recruitment of new directors on an as needed basis with new appointments requiring full approval by the Board and approval by Members of the Company at the following annual general meeting. The Board members conduct a confidential self-assessment on an annual basis. The Chair reports annually to the Board on the findings of the assessment.

5.     The Board should implement a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.

The Board has adopted a process for each member to conduct an annual self-evaluation of the Board’s performance through a questionnaire, reporting to the Chair who summarizes the results and reports to the Board for discussion.

6.     The Board should provide an orientation and education program for new directors.

New directors are provided with a Board Manual, as reviewed and adopted by the Board, which contains comprehensive information and guidelines on the duties of the Board, and members of management, terms of reference for committees and policies adopted by the Board, as well as recent regulatory filings made by the Company. New directors are given a full briefing by the Chair of the Board and the CEO. All directors are encouraged to contact senior management for updates between scheduled Board meetings.

7.     The Board should examine its size and where appropriate reduce the number of directors to a number that facilitates more effective decision-making.

The Board of Directors examines its size as well as its composition annually. The Board believes it is of an appropriate size and that its members collectively provide the skills, knowledge and expertise necessary to facilitate effective decision-making.

8.     The Board should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risks involved in being an effective director.

The Board members self-assesses annually the adequacy and form of compensation for its directors. In its current review the Board agreed its directors are properly compensated at this time, given the stage of development of the Company’s business, and no changes were recommended. The Company provides directors and officers liability insurance as part of its risk management program.

9.     Board Committees should generally be composed of outside (i.e. non-management) directors, a majority of whom are unrelated.

The Board’s committees are described elsewhere in this Information Circular. The Board endeavours to ensure the composition of all of its committees is in compliance with the guidelines and rules of the Exchanges upon which it is listed.

10.   The Board should appoint a Committee responsible for developing the Corporation’s approach to governance issues and these guidelines.

The Board has appointed a disclosure committee and developed a disclosure policy for developing and monitoring the Corporation’s approach to corporate governance issues, including for responding to the TSX’s guidelines.

11.   The Board and the CEO should develop position descriptions for the Board and for the CEO, involving the definition of the limits to management’s responsibilities. In addition the Board should approve or develop the corporate objectives which the CEO is responsible for meeting.

The Board has developed and adopted position descriptions for the Board, and the CEO and President which define the limits of management’s responsibilities, including the corporate objectives which the CEO is responsible for meeting.

12.   The Board should have in place appropriate structures and procedures to ensure the Board can function independently of management.

The Company has a non-executive Chair of the Board to ensure that the Board of Directors can function independently of management. The Board and its audit committee meet “in camera” (without management) after every quarterly meeting.

13.   The Audit Committee of the Board should be composed only of outside directors and its roles and responsibilities should be specifically defined to provide appropriate guidance to the Committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

The Audit Committee consists of three non-management directors and the Board has approved terms of reference to define the role and responsibilities of the audit committee. Given the small size of the Company at this time the audit committee has not been actively engaged in oversight responsibility for management reporting on internal control. The audit committee has direct communication with the Company’s auditors and meets in-camera on at least an annual basis.

14.   The Board should implement a system that enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The engagement of an outside advisor should be subject to the approval of an appropriate Board Committee.

The Board may from time to time appoint a special committee, composed of one or more of its directors, to conduct business on behalf of the Board and, if the Committee thinks fit, may approve the retention of outside advisors at the Company’s expense to assist the Committee members.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had, since May 1, 2002 (being the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITOR

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of Staley, Okada & Partners Chartered Accountants, of 3rd Floor, 10190 – 152A Street, Surrey, BC V3R 1J7 as auditor of the Company and to authorize the audit committee of the board of directors to fix their remuneration.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgement of such matters.

BOARD APPROVAL AND STATEMENT OF DIRECTORS

This Information Circular contains information as at August 7, 2003, except where another date is specified. The contents of this Information Circular have been approved and its mailing authorized by the Board of Directors of the Company by a resolution passed on August 7, 2003.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Company will provide to any person or company, upon request to its Corporate Secretary in writing, a copy of:

(a)	the latest annual information form, together with a copy of any document, or pertinent pages of any documents, incorporated therein by reference;
(b)	the latest Prospectus, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference;
(c)
its comparative financial statements for the year ended April 30, 2003, together with the report of its auditors thereon, contained in its annual report and any interim financial statements filed subsequent thereto; and

(d)	its Management Proxy Circular for its last Annual Meeting of Shareholders.

The Company may charge a reasonable fee for providing a copy of the foregoing documents to a person who is not a security holder of the Company.

CERTIFICATION OF THE COMPANY

The undersigned hereby certify that the contents and the sending of this Circular to the Company’s shareholders has been approved by the Company’s Board of Directors. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 27th day of August, 2003.

“Thomas Shrake”	“F. John Norman”
Thomas C. Shrake	F. John Norman
Chief Executive Officer	Chief Financial Officer